April 11, 2019

Mark Attinger
Chief Financial Officer
3PEA International, Inc.
1700 W. Horizon Ridge Parkway, Ste. 200
Henderson, NV 89012

       Re: 3PEA International, Inc.
           Registration Statement on Form S-3
           Filed March 29, 2019
           File No. 333-230640

Dear Mr. Attinger:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 29, 2019

General

1. This registration statement covers the resale of common stock underlying grants of restricted stock and stock options and it appears that these grants were not registered under the Securities Act of 1933. For both the restricted stock and the stock option grants, please provide a legal analysis of the exemption from Securities Act registration that was relied upon or an analysis of why these grants did not constitute a sale.
2. It appears this offering is being made in reliance upon General Instruction I.B.3 of Form
       S-3, which covers "outstanding securities to be offered for the account of any person other than the issuer." Please provide a legal analysis of why it is appropriate to register the resale of common stock underlying unvested restricted stock awards and stock options at this time.
 Mark Attinger
3PEA International, Inc.
April 11, 2019
Page 2
Item 16. Exhibits, page 13

3. Please file or incorporate by reference the restricted stock award and stock option agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

FirstName LastNameMark Attinger                              Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany Name3PEA International, Inc.
                                                             and Services
April 11, 2019 Page 2
cc:       Robert J. Mottern, Esq.
FirstName LastName